SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                                e-bidd.com, Inc.
                                ----------------
                 (Name of Small Business Issuer in Its Charter)




         Minnesota                                              410951123
         ---------                                              ---------
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)




                         555 Hastings Street, Suite 800
                         Vancouver, B.C. Canada V6B 4N5
                         ------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                  888-777-0658
                                  ------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:        Common Stock ($0.001 Par Value)

 Name of Each Exchange on Which Each Class is to be Registered:              N/A

This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to regain the Company's quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                                TABLE OF CONTENTS

                                                                       Page No.
                                     PART I

Item 1.       Description of Business.........................................3

Item 2.       Management's Discussion and Analysis or Plan of Operation.......13

Item 3.       Description of Property.........................................16

Item 4.       Security Ownership of Certain Beneficial
                 Owners and Management........................................17

Item 5.       Directors, Executive Officers, Promoters and Control Persons....18

Item 6.       Executive Compensation..........................................19

Item 7.       Certain Relationships and Related Transactions..................19

Item 8.       Description of Securities.......................................19


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters........20

Item 2.       Legal Proceedings...............................................21

Item 3.       Changes in and Disagreements with Accountants...................21

Item 4.       Recent Sales of Unregistered Securities.........................22

Item 5.       Indemnification of Directors and Officers.......................29


                                    PART F/S

Consolidated Financial Statements for December 31, 1998 and 1997
     Unaudited Financial Statements for nine months
     ended September 30, 1999 and 1998................................F-1 - F-21

                                    PART III

Item 1.       Index to Exhibits...............................................31
Item 2.       Description of Exhibits.........................................32

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

A.       Corporate Organization

As used herein the terms "e-bidd" and "e-bidd.com" refers to e-bidd.com, Inc., a Minnesota corporation, its subsidiaries and predecessors, unless the context indicates otherwise. Investors should be aware that a potential conflict exists between e-bidd and another totally separate and unrelated company by a similar name, www.Ebid.com, that also operates as an Internet auction site. This potential conflict may result in e-bidd having to change its name or litigating its right to use this name

E-bidd has had several previous names in the past including: Image Photo Systems, Inc., AJA Merchant Banking Corporation, Cyberguides International, Inc., Digital Reporting, Inc., and Port Industries, Inc. Although e-bidd was initially formed to conduct any lawful activity, it is specifically engaged in the business of operating a live, online, Internet auction site and licensing Auction and Ad Serving Software.

E-bidd was originally incorporated in Minnesota on November 27, 1968, as Port Industries, Inc., and operated as a real estate development company. Port Industries, Inc. commenced bankruptcy proceedings under Chapter XI in May, 1974 and emerged from bankruptcy in April, 1976. As a result of the bankruptcy, all assets were distributed and the debtor's rights were formally discharged. Port Industries, Inc. remained inactive from 1976 until 1994.

On March 1, 1994, Port Industries, Inc. entered into an agreement of merger with Digital Reporting, Inc., a Delaware corporation, engaged in the business of corporate acquisitions. Upon the effective date of the merger, Port Industries, Inc. issued 720 shares (1,800 shares prior to stock splits) of its common stock in exchange for all of the outstanding shares of Digital Reporting, Inc., whose operations were nominal since its inception, and became the sole surviving corporation under its post- merger name, Digital Reporting, Inc.

In September 1997, Digital Reporting, Inc. acquired all of the outstanding common shares Cyberguides International, Inc., a Delaware corporation, in exchange for 3,500 restricted shares of Digital Reporting, Inc.'s common stock. Accordingly, Digital Reporting, Inc. changed its name to Cyberguides International, Inc. and operated a web page on the Internet that contained a database of general information about public companies. Cyberguides International, Inc. then merged with Corp Reports.com whose principal business activity was similar to that of Cyberguides International, Inc., the operation of a web page in the early days of the Internet that contained a database of public companies annual reports.

In February, 1998 A.J. Alda & Associates acquired a majority interest in Cyberguides International, Inc. by purchasing approximately 1,140 restricted common shares of its stock. Mr. A.J. Alda was then appointed director, president, and chief executive officer of Cyberguides International, Inc.

which changed its name to AJA Merchant Banking Corporation and operated as a public merchant banking corporation. AJA Merchant Banking Corporation, also in the business of cooperate acquisitions, entered into preliminary negotiations with a printed circuit board manufacturer in the Minneapolis - St. Paul, Minnesota area to build a prototype circuit board but failed to reach the development or production stage.

On December 4, 1998, AJA Merchant Banking Corporation changed its name to Image Photo Systems, Inc. and began developing 3D picture viewers for kids. Image Photo Systems, Inc. developed a prototype 3D picture viewer, but failed to make it to the manufacturing, production, or sales stage. In 1999, the officers and directors associated with the acquisition of Image Photo Systems, Inc. resigned. In July, 1999 Image Photo Systems, Inc., under a team of new management, entered into an Agreement with Laurier Limited, whereby it acquired its current operations as an Internet auction site and licensor of Auction and Ad Serving Software and Laurier Limited received 10,000,000 restricted shares of Image Photo Systems, Inc. stock. In September 1999, Image Photo Systems, Inc. changed its name to e-bidd.com, Inc.

B.       Description of Business

E-bidd's business consists of an Internet-based auction site and licensing Auction and Ad Serving Software. E-bidd's products include Auction and Ad serving Software which it sells through licensing agreements and a website, Banner-Auctions.com., upon which e-bidd intends to feature its software and to operate as live, online, Internet website that auctions advertising space. E-bidd hopes that banner-Auctions.com and its software will create an online media marketplace offering person- to-person and business-to business e-commerce services for the buying and selling of premium advertising space.

Accordingly, Banner-Auctions.com intends on hosting real-time Internet-based auctions that provide media buyers and sellers with an online exchange of advertising space at market driven prices. The site is intended to generate traffic to consumer "lots," which act as a customer's inventory of their items for sale, thereby allowing media buyers to save on quality advertising space while publishers gain access to new buyers.

Internet auctions are defined as the person-to-person exchange (ie, collectibles, antiques and other used goods) of unwanted, unused products or inventory; the business-to-business exchange (computer and business products, travel, apparel, and automobiles) through online communication channels (1 to 1, 1-to-many, many-to-1) and computer applications (directories, catalogs, online auctioneering) for a specific community of practice.

Collectively, person-to-person, business-to-business exchange, online communication channels, and computer applications create a construct recently coined as "infomediaries". Essentially, "infomediaries" sell information about a market and create a platform upon which buyers and sellers can do business.

Initially, infomediaries were mainly a consumer phenomenon, typified by early Internet successes such as Yahoo, Amazon.com, and E-Bay, an auction site. Many Internet researchers now believe that perhaps the most influential and profitable Internet companies will be business-to-business infomediaries which have the ability to re-organize entire industries.

Through the operation of its website, Banner-Auctions.com and use of its Auction and Ad Serving Software, e-bidd intends to act as an infomediary that provides a unique online market to ensure fair, equitable and reasonable prices for both buyers and sellers in online and traditional advertising mediums. E-bidd's auction format is intended to allow both buyers and sellers receive the best possible price for this space. This auction format will also offer a single source for all types of media: Online, Broadcast, Print, and Out-of-home.

The material risks that are apparent to e-bidd and its shareholders are primarily that it has yet to produce a product. E-bidd's website should be fully functioning and open (as an auction facility focused on the advertising industry and complemented by a banner auction facility) within the next couple of weeks. The risk to shareholders is that the launch of these websites does not occur within the next few weeks and that the software that these websites will feature may be perceived as having a limited life.

C.       The Market

While there is a scattered presence of e-auction sites, there is a lag in the development of online media marketplaces offering a business-to-business e-commerce service for buying and selling premium ad space. Consequently, e-bidd intends to launch high value content, services, and e-commerce applications targeting the untapped advertising auctioneering market by gaining name recognition.

It is important to note however, that one of the key assumptions of e-bidd's corporate strategy (described below) is that increasing membership, followed by encouraging members to post "lots" (a inventory database of a member's items for sale), is a key source of content attractiveness that will drive consumers to support e-bidd.com as a destination of choice. Other key factors influencing how fast revenues may grow are:

         a)       Member Loyalty / Attracting Members:

                  E-bidd intends to achieve critical mass by driving membership churn and usage rates. For example, the more e-bidd promotes personal relationships between members through online discussion forums, the more loyal the members are likely to become to the community. This increases member contribution in community forums and desire for continual participation.

                  Additionally, there are no membership fees for any party to become a member or to maintain their membership on e-bidd's website. The only fees that occur are through the transaction process (ie. the buying and/or selling) of advertising space itself.

         b)       Member Profiles:

                  Member profiles play a critical role in generating economic value for the community by fueling:

                  o        Target   Advertising  which  attracts  key  corporate
                           clients and partners that in turn strengthens click through rates and draws in even more advertisers;

                  o Vendor Migration which draws in additional vendors, increases transaction activity that in turn increases advertising activity;

                  o Repeat Cycles: While the interaction of members with advertisers and vendors generates even more member profiles, this begins the cycle all over again.

         c)       Content Attractiveness:

                  The more members e-bidd.com has, the more member generated content it is likely to accumulate and thus, the more members it is likely to attract. Over time, browsers become builders, users and buyers. E-bidd intends to create a dynamic link in this cycle. Builders are those members who are most passionate about the community and most active in contributing content. Users are people who spend their time in the community than browsers but who neither contribute significantly to content nor actively purchase products or services. Buyers are those members who actively purchase products or services and are significant drivers of advertising revenue. E- bidd's challenge is to understand in detail the economic role and economic value contributed by each member and to be creative in identifying ways to enhance this contribution over time.

         d)       Transaction Offerings:

                  First, as the range of products and services offered by e-bidd increases, the more likely members are to participate in e-bidd.com's community, while the members already in the community typically develop greater willingness to engage in transactions. In turn, these developments should increase the attractiveness of the community to vendors, which should draw more vendors and increase the number of products and services available for sale. Second, the more products and services offered by e-bidd should lead to an increase in transaction activity.

D.       Corporate Strategy

E-bidd has identified three immediate opportunities for development to fill the market niche described above for person-to-person and business-to-business e-commerce which are as follows:

         1)       Branding and e-commerce Platform Initiatives:

                  Through branding and e-commerce platform initiatives, e-bidd believes it will become the live online Internet auction site of choice for providing fast, efficient and reliable information. Through its website, Banner-Auctions.com, e-bidd will act as an open database that should enable clients to easily set up their corporate profile and details to conduct online auction transactions. In effect, e-bidd intends to provide a graphical user interface that the client's customers can use to purchase goods over the Internet. As a result, e-bidd hopes to:

                    o enable merchants to accept information online in a secure format;

                    o offer clients an extremely inexpensive system for implementation;

                    o provide transaction data to the client for clearing on e-bidd's system; and

                    o bring third party reporting and billing to both buyers and sellers.

         2)       Aggregating Members by Linking Virtual Communities:

                  By aligning with a dynamic virtual community where consumers can communicate freely, contribute content, and share positive experiences, e-bidd intends to create a substantial international database. E-bidd may be able to subsequently sell this database at a premium since it would be valuable to global companies, organizations, and Internet portals interested in capturing the interest and purchasing power of targeted demographic groups. E-bidd is presently engaged in discussions with an emerging virtual community for alignment purposes.

         3) Fostering Corporate Relationships and Developing Multiple Revenue Streams:

                  Hopefully, the opportunity to create lateral synergies with corporations and organizations will provide e-bidd an income stream through sponsorships, banner advertisements and e-commerce opportunities.

                  E-bidd intends to embark upon a thorough cycle of due diligence to form strategic partnerships and advertising synergies with corporations, online search portals and organizations with revenue enhancing opportunities. Potential examples of such relationships include:

                    o Banner ads and polling initiatives (since companies pay per impression to acquire consumer preference data sponsorship synergies and lateral promotional campaigns will produce multiple revenue streams while extracting economic value from services rendered to them);

                    o Full-scale e-commerce system development: by providing template cataloging, auctioning, on-the-fly shopping promotions, full transaction processing, online neighborhood bartering, and a virtual mall, e-bidd hopes to develop additional income streams.

E.       Competition

The market for live online auctions among person-to-person and business-to-business trading over the Internet is new, rapidly evolving and intensely competitive, and e-bidd expects competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. E-bidd directly competes with a company by the name of Adauction.com which is currently the dominate online "ad auctioneer." Adauction.com provides a business-to-business e-commerce service for buying and selling media. Adauction.com reported more than 3,500 media buyers registered to purchase inventory through its web site. Presently completing a $15 million financing, Adacution.com is a venture capital company funded by Lehman Brothers - New York, and is considered the top branded, privately held, web and print Media Conveyor for this evolving niche market segment.

Consequently, e-bidd's response is to target small to medium sized businesses; aggregate users through virtual communities, and pursue partnering relationships with solution vendors whose products and services will be greatly extended in the marketplace via e-bidd's applications. It is important to note that e-bidd also currently or potentially competes with a number of other companies. Its indirect competitors include various online person-to-person auction services, including Yahoo!, Auctions Powered by Onsale and Excite, Inc., both of which are free to sellers and buyers, Auction Universe and a number of other small services, including those that serve specialty or regional markets such as CityAuction. E-bidd also competes indirectly with business-to-consumer online auction services such as Onsale, First Auction, Surplus Auction and uBid. A number of traditional auction companies, including Butterfield & Butterfield and Sotheby's, are offering or have announced plans to create Internet auction sites.

E-bidd also potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Some of these potential competitors, including Amazon.com, AOL, Lycos, Inc. and Microsoft Corporation, currently offer business-to-consumer trading services and classified ad services. Some of these companies also may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC, USA Network and large newspaper or media companies, also may seek to compete in the online auction market.

In order to respond to changes in the competitive environment, e-bidd may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. New technologies may also increase competitive pressures on e-bidd by enabling its competitors to offer a lower cost service. Some Web-based applications that direct Internet traffic to certain websites may channel users to trading services that compete with e-bidd. In addition, companies that control access to transactions through network access or Web browsers could promote competitors of e-bidd or charge it substantial fees for inclusion.

F.       Description of Technology

E-bidd has successfully purchased the worldwide rights to Internet Auction Software and Internet Ad Management Software. E-bidd will use this technology to produce online niche-market services and applications catering to the auctioneering market segment. E-bidd's first application of this software will be its Banner-Auctions.com site.

E-bidd's software features both auctioneering and ad serving technology. For example, e-bidd's software has an ad cache busting feature to insure the maximizing of inventories. The auction software also features a powerful e-mail databasing of clients to help maintain traffic.

         Cache Busting Technology:

         E-bidd's ad serving code utilizes JavaScript, which allows the administrative site to write to client's HTML pages, giving the ads a new cache number each time a page is loaded. This technology will void any image caching the end user may be using and can effectively increase ad inventory of the client's site.

         The cache busting feature is a backwards compatible Javascript that ensures "browsers" (netscape and IE versions 4 and up) do not "cache" (get stored on the hard drive). When a typical banner exchange is surfed, that banner is stored on the user's hard drive in "cache."

          If the web surfer goes back to this page (either by link or via the back button) they will see the same ad they viewed last time. However, with e-bidd's Javascript a new ad is loaded from e-bidd's website for maximum ad placement ability.

         The cache busting feature will benefit e-bidd and its customers. Traditionally, without the cache busting feature, whenever a new page is brought up on a website and the user pushes the back button to see the previous page the same banner will appear repeatedly. However, with the cache busting feature, e-bidd can guarantee controlled rotation of the ads a user sees when using the back button. Hence, the cache busting feature will increase advertising and click through rates for e-bidd.com and its clients.

         Guaranteed rotation means guaranteed exposure to our clients which gives them more banner-ad views. Being one of the few ad-serving companies offering this service allows our customers more click through or expanded banner ad potential. For example, Double Click has banner-ad serving software called "DART" which does not have the guaranteed rotation feature. E-bidd.com's software is more effective than DART because e-bidd.com's software can guarantee rotation of banners by "busting the cache" which results in increased page views for e-bidd.com's clients.

         Integration:

         E-bidd's Ad Serving Software has been coded with integration in mind. This means that it can be integrated into other banner exchanges. This is an integral feature, as ad auctioning rivals get a great deal of their sales (and ad inventory) from banner exchange sites. Instead of a client inserting the typical image and link code onto their site, the client will place e- bidd's scripts, creating two layers of banner exchanging.

         This ability will allow e-bidd to easily audit statistics and keep track of how the site is showing the buyer's banners. This will also allow the e-bidd to compare statistics with the seller's site and make sure that there are not any discrepancies, ultimately creating a fair and reliable way of reporting ad campaign statistics.

         Advanced Tracking, Fraud Busting and Statistics:

         The Ad Servicing Software keeps a wide range of business statistics. This will ensure that the banners are not being requested en mass from the same IP number (same person) and that the times and dates of banner requests from IP numbers are appropriate. Essentially, the software makes it increasingly difficult to engineer a site to get more click-throughs or exposures than they deserve.

         Control:

         The seller of banners (web publisher) will be able to easily verify the validity of a buyer's banner to make sure it is appropriate for their site. The web publisher will be able to reject a banner if they deem it to be inappropriate.

         Customized Profiles:

         The software features customized profiles for buyers and sellers, allowing them to get to know each other a little better before deciding on a sale.

         Multiple Ads:

         The software has the ability for the buyer to display multiple banners per campaign and to compare the statistics of the banners to each other. This allows buyers to decide which type of advertisement is working best for them.

         Advanced E-mail Manager:

         Future advancements to the software will include a fully integrated e-mail manager, allowing for announcement lists for clients and to notify the user base of important changes, deals, and features.

         Server Technology:

         E-bidd will be running the ad serving software on a dedicated server, allowing for maximum load usage and bandwidth. The software was created in Perl and the webserver will be running Apache with Mod_Perl. Apache is the most popular webserver on the Internet, with over 60% of all websites running Apache. It is efficient, popular, and secure. Mod_Perl is an extension for Apache that allows it to cache Perl CGI files. This will allow Perl scripts to execute 20-50% faster, greatly decreasing the load on the host server.

         Scaleable Database Technology:

         E-bidd is using mySQL as a database server. (SQL = Structured Query Language). SQL is the most widely used database language in the world, with the portability of Perl scripts to accessing mySQL, e-bidd will be able to change over to a more extensive database if the need arises.

         Security:

         E-bidd will provide the server with maximum security. For credit card transactions, e-bidd will use Apsache's SSL layers. E-bidd will also be utilizing an established merchant account solution for Internet based commerce transactions.

         Testing of Technology:

         In September, e-bidd commenced Alpha Testing of its Auction and Ad serving Software. Epic Eye, a California based private company is performing the Alpha Testing. Beta Testing of the Auction Software commenced October 1, 1999, once completed e-bidd's first application of this software will be on its banner-Auctions.com website. E-bidd's Ad Serving Management Software, has been successfully tested by Epic Eye. This software is now being readied for licensing and for internal use on Banner-Auctions.com.

G.       Regulatory Overview  (New and Existing Regulation of the Internet)

E-bidd is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

In addition, numerous states, including the State of Washington, in which e-bidd's principal place of business is located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No legal determination has been made with respect to the applicability of the State of Washington's regulations to e-bidd's business to date and little precedent exists in this area. One or more states may attempt to impose these regulations upon e-bidd in the future, which could harm e-bidd's business. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies.

The Federal Trade Commission has also recently started a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way e-bidd does business or could create uncertainty in the marketplace. This could reduce demand for the services of e-bidd or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could otherwise harm e-bidd's business. In addition, because e-bidd's services are accessible worldwide, and e-bidd facilitates sales of goods to users worldwide, foreign jurisdictions may claim that e-bidd is required to comply with their laws. In some jurisdictions, e-bidd will be required to collect value-added taxes on its fees. E-bidd's failure to comply with foreign laws could subject it to penalties ranging from fines to bans on e-bidd's ability to offer its services.

H.       Reports to Security Holders

E-bidd's annual report will contain audited financial statements. E-bidd is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. E-bidd intends to, from this date forward, to file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not other forms filed. E-bidd plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to e-bidd with the SEC.

The public may read and copy any materials that are filed by e-bidd with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by e-bidd with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning e-bidd on the Internet at http://www.ebidd.com and http://www.Banner-Auctions.com.



                      [THIS SPACE LEFT BLANK INTENTIONALLY]

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF

                   OPERATION

A.   Results of Operations

Nine months ended  September  30, 1999 & 1998.  Years ended  December 31, 1998 &
1997.

Sales

E-bidd has not generated any revenues from operations for the periods covered by this Form 10SB.

Losses

Net losses for the nine months ended September 30, 1999, decreased to $350,069 from a net loss of $1,315,249 for the comparable period in 1998, a 73% decrease. The substantially greater losses in the 1998 period was attributable to e-bidd's dissolution of its wholly-owned subsidiary Corp Reports.com, Inc. in 1998 and the write-off all of its assets.

Net losses for the year ended December 31, 1998, increased to $1,315,249 from $ 174,022 for the year ended December 31, 1997, an increase of 656%. The increase in losses was attributable to the write-off of all the assets of Corp Reports.com, Inc. in 1997 with no similar write-offs occurring in 1997.

E-bidd expects to continue to incur losses at least through fiscal 2000 and there can be no assurance that e-bidd will achieve or maintain profitability or that revenues will be generated or that growth can be sustained in the future.

Expenses

Selling, general and administrative expenses for the nine months ended September 30, 1999, decreased to $350,069 from $370,746 in the comparable period in 1998, a decrease of 5%. The primary reason for the decrease in selling, general and administrative expenses was a decrease in personnel costs for the nine months ended in 1999.

Selling, general and administrative expenses for the year ended December 31, 1998, increased to $ 370,742 from $180,145 for the year ended December 31, 1997, an increase of 51%. The substantial increase in selling general and administrative expenses was the result of an increase in personnel costs.

Depreciation and amortization expenses for the nine months ended September 30, 1999 and September 30, 1998 were $0 and $14,056, respectively. The decrease was due to the disposition of all depreciable assets of e-bidd as result of the dissolution of Corp Report.com, Inc.

Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $14,056 and $5,155, respectively.

B.   Liquidity and Capital Resources

Nine Months ended September 30, 1999 & September 30, 1998. Years ended December 31, 1998 & December 31, 1997.

Cash flow generated by operations were a negative $350,069 for the nine months ended September 30, 1999 as compared to negative cash flows generated by operations of $1,315,249 for the comparable period in 1998. Negative cash flows for the nine months ended September 30, 1998 were attributable to a lack of sales, substantial expenses and the write off of all of the assets of Corp Reports.com, Inc. Negative cash flows for the comparable period in 1999, decreased because no similar write-offs occurred in 1999.

Cash flow generated by operations were a negative $1,315,249 for the year ended December 31, 1998, and a negative $174,022 for the year ended December 31, 1997. The increase in negative cash flows for the year ended December 31, 1998 are primarily attributable to the write-off of all Corp Report.coms, Inc. assets.

Cash flow generated from financing activities was $223,600 for the nine months ended September 30, 1999 and $838,970 for the comparable period in 1998. E-bidd's financing activities primarily consisted of the sale of e-bidd's common stock pursuant to private placements.

Cash flow generated from financing activities was $838,970 for the year ended December 31, 1998 and $643,041 for the year ended December 31, 1997. E-bidd's financing activities primarily consisted of the sale of the e-bidd's common stock pursuant to private placements.

E-bidd has funded its cash needs over the periods covered by this Form 10-SB through the issuance of its common stock for cash. E-bidd intends to cover its cash need over the next twelve months through sale of additional shares of its common stock pursuant to a registration statement or an appropriate exemption from registration. However, there is no guarantee that e-bidd will be able to raise additional funds from the sale of its securities.

Furthermore, as indicated in Note "A" of the audited portion of the financial statements attached hereto, it is the Company's intention to meet its long-term liquidity requirements by growing through business combinations rather than by seeking immediate, short-term earnings. However, in order to support existing operations and to fund proposed acquisitions, additional bank, private and/or equity financing must be obtained.

C.   Capital Expenditures

E-bidd made no significant capital expenditures on property or equipment over the periods covered by this report. The only planned capital expenditure is further website development. E-bidd. has budgeted $50,000 for this development and E-bidd intends to contract sometime in the future to complete this work.

As of March 2000, e-bidd's website is in its review stage and should be operational within 60 days. E-bidd's cash requirements are approximately $475,000 annually. The majority of our cash requirements will be used for personnel costs and professional fees, since the website is essentially completed.

D.   Income Tax Expense (Benefit)

E-bidd has no income tax benefit(s) resulting from net operating losses to offset operating profit.

E.   Impact of Inflation

E-bidd believes that inflation has had a negligible effect on operations over the past three years. E-bidd believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies

F.   Going Concern

E-bidd has had no sales and suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management plans in regards to theses matters is to grow through business combinations rather then to seek immediate, short-term earnings. However, in order to support existing operations and to fund proposed acquisitions, additional bank, private and/or equity financing must be obtained. Additionally, e-bidd plans to increase its sales through its web page, Banner-Auctions.com, and by selling licensing rights to its Auction and Ad Serving software.

Additionally, the Company completed a private placement which generated $860,000 in cash to be used for working capital for the remainder of 1999 and the year 2000. The cash generated through the private placement will be sufficient to cover all operating expenses for the periods mentioned. There is no firm commitment from insiders to advance monies to e-bidd, although the insiders are committed to keeping the entity operational and will continue to pay operating costs.

G.   Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. E-bidd has reviewed its internal programs and has determined that there are no significant Year 2000 issues within e-bidd's systems or services. E-bidd has completed modifications to its internal systems to ensure Year 2000 compliance. The costs of these modifications have not been material and have involved a reallocation of internal resources rather than incremental expenditures.

Although e-bidd believes that its software is Year 2000 compliant, it could face unexpected expenses to fix Y2k problems or unanticipated web site outages, either of which could harm its business. E- bidd uses third-party equipment and software that may not be Year 2000 compliant. For example, e-bidd relies on credit card companies to collect the majority of its revenues from users. Due to the nature of the credit card system, some industry analysts have questioned the effect of the year 2000 on credit card processing and billing. Failure of e-bidd's credit card vendors or other third-party equipment or software vendors to properly process dates for the year 2000 and thereafter could require e-bidd to incur unanticipated expenses in seeking alternative means of payment or hardware or software replacements. It also could result in loss of revenues or unanticipated e-bidd.com website outages. E-bidd's marketing efforts are also dependent on the continued operation of Internet portals and other Internet sites on which it advertises.

Although e-bidd has developed contingency plans with respect to collecting payment under these circumstances, e-bidd is unable to make contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system wide slowdown or breakdown. E-bidd's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm e-bidd's business.

ITEM 3.       DESCRIPTION OF PROPERTY

E-bidd used to be headquartered at 600 University Street, Suite 2424, Seattle, Washington 98101 where it used to lease office space for $2,000 per month through December 31, 1999. E-bidd has canceled this lease and moved its headquarters to 555 Hastings Street, Suite 800, Vancouver, B.C. V6B4N5. E-bidd leases its Vancouver office facility which contains approximately 1,500 square feet of office space on a month-to-month basis for $2,700 dollars per month. E-bidd believes that this facility is generally suitable and adequate to accommodate its current operations and that such facility is adequately insured.





                      [THIS SPACE LEFT BLANK INTENTIONALLY]

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                  MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of e-bidd as of September 30, 1999, by each shareholder who is known by e-bidd to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.

  Title of Class          Name and Address of               Amount and nature of        Percent of Class
                         Beneficial Ownership               Beneficial Ownership
        N/A                  Ray Matthews                           None                       0%
                        600 University Street,
                              Suite 2474
                       Seattle, Washington 98101

        N/A                 Raymond Dabney                          None                       0%
                       555 West Hastings Street,
                               Suite 800
                        Vancouver, B.C., Canada
                                V6B 4N5

        N/A                  Gord Woodward                          None                       0%
                       555 West Hastings Street,
                               Suite 800
                        Vancouver, B.C., Canada
                                V6B 4N5

        N/A               Lancelot Rudelsheim                       None                       0%
                       555 West Hastings Street,
                               Suite 800
                        Vancouver, B.C., Canada
                                V6B 4N5

     Common          All Executive Officers and                    None                       0 %
       Stock             Directors as a Group
                              (3 persons)

      Common                Laurier Limited                      10,000,000                  60.166%
       Stock              Suite E Regal House           (post reverse split figure)
                         Gibraltar, Gibraltar



                      [THIS SPACE LEFT BLANK INTENTIONALLY]

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL

                  PERSONS

The Officers and Directors of e-bidd as of October 30, 1999 are as follows:

Name                Age   Position

Raymond Dabney(1)    35   President, Chief Executive Officer and Director

Gord Woodward        40   Vice President, Chief Information Officer and Director

Lancelot  Rudelsheim 39   Director

Raymond Dabney, from 1990 to present, Raymond Dabney has been the President and CEO of Command Communications, Inc.of Vancouver, British Columbia. From 1991 to 1993 Mr. Dabney acted as the Western Regional General Manager of Unitel Communications of Vancouver, British Columbia and from 1989 to 1991 Mr. Dabney was an Inside Sales Manager for Morgan Whitney Tradining Group of Venice Beach, California.

Gord Woodward, Vice President, Chief Information Officer and Director, brings a breadth of experience in running communication and development companies in both the public and private sectors, including 10 years of experience in a executive management position with Thompson Newspaper Group. Mr. Woodward has a degree from B.C. Institute of Technology and is currently applying for his Masters Degree. From 1994 to present he has been the founder and President of Enlightening Communications. From 1997 to present he has been a faculty member in the training and development division of Malaspina University-College. From 1994 to 1998 Mr. Woodward was a consultant for Island Publishers Newspapers and from 1997 to 1994 he was the managing editor for Thompson Newspapers, Island Publishers, and Westpres Publications.

Lancelot  Rudelsheim,  Director,  is a graduate of Vancouver  Community  College
(1985). From 1990 to present Mr. Rudelsheim has been President of Microtech Service Corp., located in Richmond, British Columbia. In this capacity he directs the company based on commuter networking and servicing. He also provides computer consulting, specializing in accounting, medical, and legal sectors as well as implements business systems, wide area networking, and Internet solutions for small to medium sized businesses. From 1985 to 1990 Mr. Rudelsheim worked as a service manager for Sterling Microsystems of Richmond, British Columbia.

----------------------
         (1) On October 25, 1999, Raymond Dabney replaced Ray Matthews as President, CEO and Director of e-bidd.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides summary information for the years 1996, 1997 and 1998 concerning cash and noncash compensation paid or accrued by e-bidd to or on behalf of the president and the only other employee(s) to receive compensation in excess of $100,000.

                                            SUMMARY COMPENSATION TABLE

                           Annual Compensation                            Long Term Compensation
                                                                        Awards         Payout

                                                               Restricted   Securities
Name and                                         Other Annual    Stock       Underlying       LTIP      All Other
Principal          Year      Salary     Bonus    Compensation   Award(s)      Options         payouts   Compensation
Position           ($)        ($)         ($)                                   SARs(#)         ($)          ($)
---------------------------------------------------------------------------------------------------------------------------------

Ray               1998     36,000         -           -            -             -             -            -
Matthews          1997          0         -           -            -             -             -            -
President,        1996          0         -           -            -             -             -            -
former CEO, and
Director

Raymond Dabney    1999      5,000
current President           per month
CEO and Director


Compensation of Directors

There is no plan in place at this time for e-bidd's directors to be compensated.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July, 29, 1999, e-bidd entered into an Agreement with Laurier Limited whereby e-bidd gained exclusive rights to its Auction and Ad serving Software from Laurier Limited, in exchange for 10,000,000 restricted shares of e-bidd's common stock.

ITEM 8.           DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

E-bidd only has one class of authorized shares: $.001 par value common stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. For more information on e-bidd's dividend policy, see "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of e-bidd's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. At all elections of directors of e-bidd, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock multiplied by the number of directors to be elected. Such votes may be cast for a single director, for any two or more directors, or distributed among the directors as he or she sees fit (cumulative voting).

In the event of a liquidation, dissolution or winding up of e-bidd, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption of sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and non-assessable.

                                     PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                  EQUITY AND OTHER SHAREHOLDER MATTERS

E-bidd's common stock is traded on Over the Counter Bulletin Board under the symbol "BIDD.OB."

The table below sets forth the high and low sales prices for e-bidd's Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                                Quarter            High             Low

                  1997          First              -                -
                                Second             -                -
                                Third              -                -
                                Fourth             -                -


                                Quarter            High              Low

                  1998          First              2.5625           .6875
                                Second(2)          1.1875           .31
                                Third               .8675           .13
                                Fourth              .3              .125


--------
     (2) On May 31, 1997, e-bidd's common stock reverse split on a one to four basis.

                                Quarter             High             Low

                  1999          First(3)            .33             .027
                                Second(4)           .046875         .022
                                Third(5)           8.625            .035
                                Fourth              N/A              N/A

Record Holders

As of September 30, 1999, there were approximately 299 shareholders of record holding a total of 16,620,778 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

E-bidd has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on e-bidd's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit e-bidd's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.           LEGAL PROCEEDINGS

E-bidd is currently not a party to any pending legal proceeding.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

E-bidd has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

------------------------
     (3) On March 24, 1999, e-bidd's common stock reverse split on a one to ten basis.

     (4) On April 5, 1999, e-bidd's common stock reverse split on a one to ten basis.

     (5) On July 8, 1999, e-bidd's common stock reverse split on a one to one hundred basis.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by e-bidd within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All figures listed below reflect post reverse split figures6.

In April 1997, e-bidd issued 140 shares of its common stock to Max Zentner in exchange for $14,000 cash and 100 shares of its common stock to Mid Continental Securities Corp., in exchange for $10,000 cash pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) there were only two offerees who were an officer of or a consultant to e-bidd; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and e-bidd.

On May 28, 1997, e-bidd issued 40 shares of its common stock to Mid Continental Securities, Corp., in exchange for $4,000 cash pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) there was only one offeree who was a consultant to e- bidd; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and e-bidd.

On August 6, 1997, e-bidd issued a total of 55 shares of its common stock to the 3 individuals listed below pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) there were only three offerees who were officers and/or directors of e-bidd; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and e-bidd.

         10 shares to Kaual Singh in exchange for $1,000 cash; 20 shares to Dominick P. Pope in exchange for $2,000 cash; and 25 shares to Milton
         R. Polland in exchange for $5,000 cash.

On September 15, 1997, e-bidd issued 125 shares of its common stock to 323 Taurus, Ltd., in

---------------------
     (6) In 1999 e-bidd executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the Sales of Unregistered Securities Section and in the financial statements and notes thereto. During the period December 31, 1999 e-bidd issued approximately 16,590,000 shares for gross proceeds of $223,600. These funds were used in the settlement of operating costs.

exchange for $125 cash pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) there was only one offeree who was a consultant to e- bidd; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and e-bidd.

On September 15, 1997, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, e- bidd issued: (1) a total of 6,455 shares of its common stock to the 11 different entities listed below in exchange for $6,455 cash and in consideration of their services rendered to e-bidd; (2) 200 shares of its common stock to Moreland Guarantee, Ltd., in exchange for their services rendered to e-bidd; and (3) 50 shares of its common stock to Olympic Capital Group, Inc., in exchange for their services rendered to e-bidd.

         Name                           # of Shares

         Hillview Co., Ltd.                 745
         Beechland Co., Ltd.                745
         Leven Investment Ltd.              740
         Pollok Investments Ltd.            743
         Newton Co., Ltd.                   748
         Wear Investments Ltd.              746
         Gair Co., Ltd.                     745
         Loch Securities Ltd.               648
         Paisley Securities Ltd.            595

E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e- bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in business of operating a web page on the Internet that contained a database of general information about public companies and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

On September 29, 1997, e-bidd acquired all of the issued and outstanding shares of Cyberguides International, Inc. common stock for 3,500 shares of e-bidd's common stock pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) all of the offerees were officers and/or directors of e-bidd; (3) the offeree(s) did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6)the negotiations for the sale of the stock took place directly between the offerees and e-bidd.

In October 1997, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, e-bidd issued: (1) a total of 4,295 shares of its common stock to the 6 entities listed below in exchange for $4,295 cash.

         Name                                   # of Shares

         Panwell Management Inc.                    745
         Konica Corporation                         700
         Coshocten limited                          740
         Omaha Corporate Services                   695
         Softwind Limited                           715
         Tica Trading Limited                       700

E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e- bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

On October 3, 1997, e-bidd issued a total of 3,500 shares of its common stock to the 5 investors listed below pursuant to section 4(2) of the Securities Act of 1933. E-bidd made this offering based on the following factors: (1) the issuance was an isolated private transaction by e-bidd which did not involve a public offering; (2) there were only five offerees who were officers and/or directors of e- bidd; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and e-bidd.

         Name                               # of Shares

         Manuel Lopez                          2,780
         Steven Hutchins                         400
         Raynold Arcuri                          110
         Anthony Lopez                           120
         Manuel Bayo, Jr.                         90

In December 1997, e-bidd, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, issued: (1) 110 shares of its common stock to Edward Lopez in exchange for $110 cash; (2) 725 shares of its common stock to Christopher Lopez; (3) 10 shares of its common stock to Irene Lopez; and (4) 10 shares of its common stock to Raymond A. Arcuri, Jr. all in exchange for $13,500 cash and their cancellation e-bidd's indebtedness to them in the amount of $210,000. In making this offering, e-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e-bidd was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

(b) e-bidd was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

In January 1998, e-bidd issued, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, shares of its common stock as follows:

         250 shares of its common stock to Hadfield, Ltd. in exchange for its cancellation of e-bidd's indebtedness of $86,250 to them;

         750 shares of its common stock to Formosa Securities, Corp. in exchange for their cancellation of e-bidd's indebtedness of $258,750 to them; and

         a   total   of   313   shares   of   its   common   stock   to  the  35
         individuals/entities listed below in exchange for their consulting services rendered to e-bidd as follows:

         Name               # of Shares       Name                  # of Shares

         John Lopez            30             Steve Randall                 4
         Anthony Lopez         25             Blair Bagneschi               3
         Steve Hutchings       25             Colleen Fitzpatrick           5
         Judy Bruno            13             Edwina Fitzpatrick            3
         Terence Lydon         10             Matthew Henry                 5
         Andrew Hartt          13             Mary Foote-Lujan              5
         Megan Vasely          1              Eric Horn                     2
         Melissa Jostedt       1              Pat Kavanagh                  5
         Liliana Ventura       1              Robert Coronel                2
         Paul Adler            1              Christina Kisielewski         5
         John Coughlan         1              Hake Anderson                 20
         Laura Pooler          5              David Eaton                   10
         Dante Sinoncini       8              James Leinwebor               10
         Kathleen Emlir        4              Henderson Cole                 5
         Seth Holmberg         8              Christopher Lopez             20
         Brenton Lee           7              Genevieve Lopez                5
         Steven Siskind        31             Jacks Union, Ltd.             18
         Elaine Goodman        2

E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e- bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

On February 1, 1998, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, e-bidd issued 100 shares of its common stock to Christopher Lopez in exchange for his cancellation of e- bidd's indebtedness of $35,000 to him. E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e-bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

In May 1998, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, e-bidd issued shares of its common stock as follows:

         40 shares of its common stock to Christopher Lopez in exchange for $12,000 cash; 320 shares of its common stock to Christopher Lopez in exchange for his cancellation of ebidd's indebtedness of $96,000 to him; and

         402 shares of its common stock to Moreland Guarantee, Ltd. in exchange for their consulting services rendered to e-bidd.

E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e- bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in preliminary negotiations to merge with a manufacturer of printed circuit boards and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.



                      [THIS SPACE LEFT BLANK INTENTIONALLY]

On November 19, 1998, e-bidd issued a total of 1985 shares of its common stock to the 27 individuals listed below pursuant to Rule 505 of Regulation D as follows:

         Name                 # of shares      Name                 # of shares
         ----                  -----------     ----                 -----------

         Manuel Lopez           1,500          Brenton Lee               8
         David Eaton              300          Seth Holmberg             8
         Luis Rodriguez           25           Dante Simoncini           7
         Jean Lopez               20           Anthony Lopez             5
         Christopher Lopez        17           Laura Pooler              5
         Raynold Arcuri, Jr.      15           John Lopez                5
         Judy Bruno               13           Genevieve Lopez           5
         kristen Lopez            10           Christopher M. Lopez      5
         Nicholas Lopez           10           Henderson Cole            5
         Matthew Henry            10           Mary Foote-Lujan          5
         Joseph Rainero           10           Steve Randall             4
         Melissa Jostedt          4            Megan Vasely              4
         Eric Horn                3            Christina Kisielewski     3
         Robert Coronel           1

E-bidd's basis for claiming an exemption from registration pursuant to Rule 505 of Regulation D, includes:

         (a) E-bidd believes that it complied with the general Rules of Rule 501 through 503. However, ebidd does not have a record as to whether it filed a Form D. Nevertheless, the failure to file the Form D (according to Release No. 6825) is not a condition to claiming a valid exemption under Rule 504, 505, or 506.

         (b) The aggregate offering price did not exceed 5,000,000 as defined in Rule 501(c).

         (c) E-bidd has reason to believe that all the shares were issued to accredited investors and in no event did the number of unaccredited investors exceed 35 persons. E-bidd distributed a private Placement memorandum to the purchasers.

         (d) E-bidd is not disqualified from relying on Rule 505 because it nor its affiliates or predecessors are described in Rule 262.



                      [THIS SPACE LEFT BLANK INTENTIONALLY]

On March 30, 1999, e-bidd, pursuant to a Rule 504 under Regulation D of the Securities Act of 1933, issued a total of 5,700 shares of its common stock to the 6 entities listed below in exchange for $5,700 cash.

         Name                                       # of shares

         Hatfield Limited                           1,250
         Leven Investments, Ltd.                    1,250
         Tica trading, Ltd.                         1,250
         Braden, Inc.                               1,000
         Softwind Limited                           475
         Omaha Corporate Services                   475

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of developing 3D picture viewers and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On July 1, 1999, e-bidd issued 3,000 shares of its common stock and on August 2, 1999, e-bidd issued 30,000 shares of its common stock (for a total of 33,000 shares) to Connor Holdings, Inc. in exchange for $25,000 cash pursuant to Rule 504 under Regulation D of the Securities Act of 1933. E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e-bidd was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in the business of developing 3D picture viewers and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

On August 4, 1999, e-bidd issued a total of 16,560,000 shares of its common stock, pursuant to Rule 504 under Regulation D of the Securities Act of 1933 to the 14 investors listed below. Laurier Limited received its stock in exchange for e-bidd's acquisition of its current operations as an Internet auction site and licensor of Auction and Ad Serving Software and $1,000 cash. E-bidd accounted for this transaction on its unaudited financial statements as a purchase on a cost basis and valued the software received at $9,000.

         Name                      # of Shares              par value/share

         Laurier Limited           10,000,000                    .001
         Craig Schneider              545,000                    .03
         Scott Marshall               545,000                    .03
         Mike Frankenberger            35,000                    .03
         Chronos Holdings             545,000                    .03
         JG Investments               545,000                    .03

         Name                       # of Shares          par value/share

         Clarkson Holdings            545,000                  .03
         Ongar Assets Limited         675,000                  .03
         Owzat Holdings               675,000                  .03
         Kildowan Limited             675,000                  .03
         Bowood Limited               675,000                  .03
         Moores Capital               545,000                  .03
         Duke Holdings                545,000                  .03
         Jim Vandeberg                 10,000                  .11

E-bidd relied on the following facts in determining that Rule 504 Regulation D was available: (a) e- bidd was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) e-bidd was engaged in the business developing 3d picture viewers and had a specific business plan to become an operator of an online, live Internet ad auction site and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) e-bidd filed a Form D within 15 days of the first sale of the shares subject to the offering.

On October 15, 1999, e-bidd issued 150,000 shares of common stock for services to Richard D. Surber, pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individual listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed
$500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 10.01 of e-bidd's Bylaws and sections 302A.251, 559 or 80A.23 of the Minnesota Statutes provide for indemnification of e-bidd's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with e-bidd.

In accordance with the provisions referenced above, e-bidd shall indemnify to the fullest extent permitted by it bylaws, and in the manner permissible under the laws of the State of Minnesota, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of e-bidd, or served any other enterprise as director, officer or employee at the request of e-bidd. The Board of Directors, in its discretion, shall have the power on behalf of e-bidd to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of e-bidd.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of e-bidd, e-bidd has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by e-bidd of expenses incurred or paid by a director, officer or controlling person of e-bidd in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, e-bidd will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                    PART F/S

        E-bidd's financial statements for the fiscal years ended December 31, 1998 and 1997 and the interim reports for September 30, 1999 and 1998 are attached hereto as F-1 through F-21.







                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                E-BIDD.COM, INC.

                      (FORMERLY IMAGE PHOTO SYSTEMS, INC.)

                      (A COMPANY IN THE DEVELOPMENT STAGE)

                      REPORT ON AUDIT FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                    CONTENTS

                                                                            PAGE

Independent Auditors' Report.................................................F-2


                              FINANCIAL STATEMENTS

Balance Sheets...............................................................F-3

Statements of Income and Accumulated Deficit ................................F-4

Statements of Stockholders' Equity...........................................F-5

Statements of Cash Flows.................................................F-6 & 7

Notes to Financial Statements................................................F-8

Bedinger & Company                           1850 Mount Diablo Blvd., Suite 610
------------------
Certified Public Accountants                 Walnut Creek, California 94596
                                             (925) 932-7808


                          INDEPENDENT AUDITORS' REPORT

                                                             September 10, 1999
Board of Directors E-BIDD.COM, INC.

(Formerly Image Photo Systems, Inc.)
(A company in the development stage)
Vancouver, B.C., Canada

We have audited the accompanying balance sheets for E-BIDD.Com, Inc. (formerly Image Photo Systems, Inc.) (a company in the development stage) ("Company"), as of December 31, 1998 and 1997 and the related statements of income, (loss) and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of E-BIDD.Com, Inc. (formerly Image Photo Systems, Inc.) (a company in the development stage), as of and for the year ended December 331, 1996 were audited by other auditors whose reports dated May 29, 1997, expresses an unqualified opinion on these statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and preform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements at December 31, 1998 and 1997 present fairly, in all material respects, the financial position of E-Bidd.Com, Inc. (formerly Image Photo Systems, Inc.) (a company in the development stage) as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year and eight month periods then ended, respectively, in conformity with generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has had no sales and suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management plans in regards to these matters are also described in Note E. The financial statements do not include and adjustments that might result from the outcome of this uncertainty.

                                                     /s/ Bendinger & Company

                                                   Bedinger & Company
                                                   Certified Public Accountants


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
BALANCE SHEETS

--------------------------------------------------------------------------------



                                                                    December 31
                                                              1998                  1997
                                                           (Audited)              (Audited)
                                                        ----------------     -----------------
 ASSETS
 Current Assets
        Cash (overdraft)                                                            ($4,428)
        Accounts Receivable                                                            3,500
                                                            ------------         -----------
   Total Current Assets                                                                (928)

   Furniture & equipment (Net) (Note A)                                               44,865
        Security deposits                                                              7,839
        Goodwill (Note A)                                                            464,831
                                                            ------------         -----------
 TOTAL ASSETS                                             $            0      $      516,607
                                                            ============         ===========
   CURRENT LIABILITIES

  Accounts payable and accrued expenses                       $   14,925      $       55,253
  Notes payable (Note B)                                              -              398,490
                                                            ------------         -----------
    TOTAL CURRENT LIABILITIES                                     14,925             453,743
                                                            ------------         -----------

   STOCKHOLDERS'  EQUITY  (DEFICIT)  (Note D)
      Common  Stock,  par  value  $.001;
      100,000,000 shares authorized;
      issued and outstanding 30,788 and 15,503
      at December 31, 1998 and 1997, respectively.                    31                  16
 Additional paid in capital                                    2,273,155           1,035,710
 Deficit at inception date                                     (746,875)           (746,875)
 Accumulated deficit during the development stage            (1,541,236)           (225,987)
                                                            ------------         -----------
TOTAL STOCKHOLDERS' EQUITY DEFICIT                              (14,925)              62,864
                                                            ------------         -----------

TOTAL LIABILITIES AND STOCKHOLDERS'                                            $     516,607
                                                                                 ===========
EQUITY                                                    $            0
                                                            ============




                        See Notes to Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF INCOME (LOSS) AND ACCUMULATED DEFICIT

Years ended December 31, 1998, 1997, and 1996 and

The period March 1, 1994 (inception of development stage), to December 31, 1998
----------------------------------------------------------------------------------






                                                                                        Period from March
                                                                                       1, 1994 (inception
                                               Year Ended December 31                   of development
                                  -----------------------------------------------         stage) through
                                        1998             1997            1996             Dec.31, 1998
                                        ----             ----            ----
COSTS AND EXPENSES
  Personal Costs                          $207,525         $81,424      $50,165             $339,114
  Occupancy Costs                           31,749          26,333                            58,082
  Professional fees                         77,132          25,008                           103,940
  Computer costs                             8,529           6,385                            14,914
  Marketing                                    721           8,530                             9,251
  Travel                                     5,733           6,478                            12,211
  Internet Expenses                              0           8,252                             8,252
  Interest and Bank Charges                    951           3,286                             4,237
  Office Supplies                              514           2,616                             3,130
  Communication                              6,964           3,673                            10,637
  Insurance                                    697             744                             1,441
  Miscellaneous                              6,791           2,261                             9,052
  Transfer Fees                              3,980                                             3,980
  Depreciation and amortization             14,056           5,155                            19,211
  Bad debt expenses                          5,400               0                             5,400
                                      ------------     -----------     -----------      ------------
TOTAL EXPENSES                             370,742         180,145          50,165           602,862
                                      ------------     -----------     -----------      ------------
OTHER INCOME (LOSS)
(Notes A and D):
  Dissolution of Corp Reports              503,507                                           503,507
  Other                                    441,000         (6,123)                           434,877
                                      ------------     -----------     ------------     ------------
                                         (944,507)           6,123                         (938,384)

NET EARNINGS (LOSS)                    (1,315,249)       (174,022)        (50,165)       (1,541,236)
ACCUMULATED DEFICIT:
Beginning                                (972,862)       (798,840)       (748,675)         (746,875)
Ending                                ($2,288,111)      ($972,862)      ($798,840)      ($2,288,111)
                                      ============     ===========     ===========      ============
BASIC AND DILUTED LOSS / SHARE              ($.05)          ($.03)          ($.06)
                                      ============     ===========     ===========

                        See Notes to Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF STOCKHOLDERS' EQUITY
Period from March 1, 1994 (inception of development stage) to December 31, 1998
--------------------------------------------------------------------------------



                                                                          Existing          Deficit
                                                                         deficit at       accumulated
                                     Common Stock        Additional     inception of        during            Total
                                  Number                  Paid-in        development      development       Stockholders'
                                of Shares    Amount       Capital          stage             stage            Equity
BEGINNING BALANCE
at inception of development,
March 1, 1994                       201    $      -       $ 746,875       ($746,875)      $       -       $        -
Shares issued                       720           1          1,799                                                 -
Net loss for period ending
12/31/94                                                                                    (1,800)

BALANCES

                               --------    ---------    -----------     ------------     -----------     -----------
December 31, 1994                   921           1        748,674        (746,875)         (1,800)               -
Shares issued
Net loss for period ending
12/32/95                                                                                          0

BALANCES

                               --------    ---------    -----------     ------------     -----------     -----------
December 31, 1995                   921           1        748,674        (746,875)         (1,800)               -
Shares issued                        90           0         28,500
Net loss for period ending
12/31/96                                                                                   (50,165)

BALANCES

                               --------    ---------    -----------     ------------     -----------     -----------
December 31, 1996                 1,011           1        777,174        (746,875)        (51,965)        (21,665)
Shares issued                    14,492          15        258,536
Net loss for period ending
12/31/97                                                                                  (174,022)

BALANCES

                               --------    ---------    -----------     ------------    ------------     -----------
December 31, 1997                15,503          16      1,035,710        (746,875)       (225,987)          62,864
Shares issued                    15,285          15      1,237,455
Net loss for period ending
12/31/98                                                                                (1,315,249)

BALANCES

                               --------    ---------    -----------     ------------    ------------     -----------
December 31, 1998                30,778          31      2,273,155        (746,875)     (1,541,236)         (14,925)
                               ========    =========    ===========     ============    ============     ===========


The Company also had other non-cash investing and financing activities:

                                               Year Ended December 31
                                   ----------------------------------------
                                        1998           1997          1996
                                   ------------------------------------------
         Conversion of debt to
         common stock                     -          $343,549           -
                                   =============     ========     ==========

                        See Notes to Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

Period from March 1, 1994 (inception of development stage) to December 31, 1998
-------------------------------------------------------------------------------




                                                                                                              Period from
                                                                                                             March 1, 1994
                                                                                                             (Inception of
                                                                   Year Ended December 31                     development
                                                                   ----------------------                    stage) through
Cash Flows from Operating Activities                           1998             1997          1996           Dec. 31, 1999
                                                               ----             ----          ----
   Net earnings (loss)                                     ($1,315,249)      ($174,022)    ($50,165)         (1,541,236)

   Adjustment to reconcile net earnings (loss) to
    net cash used by operating activities:
   Depreciation and amortization                                14,056           5,155                           19,211
   Abandonment of furniture & equipment                         30,809                                           30,809
   Write-off goodwill                                          464,831                                          464,831
CHANGES IN CURRENT ASSETS AND
CURRENT ASSETS AND CURRENT
LIABILITIES:
 (Increase) decrease in current assets:

   Accounts receivable                                           3,500          (3,500)           0                   0

(Increase) decrease in current liabilities:

Accounts payable and accrued expenses                          (40,328)         46,573        8,680              14,925

NET CASH USED FOR OPERATING
ACTIVITIES:                                                   (842,381)       (125,794)     (41,485)         (1,011,460)
                                                           ============    ============   ===========       =============

CASH FLOWS FROM INVESTING
ACTIVITIES:
Acquisition of furniture & equipment                                           (50,020)                         (50,020)
(Increase) decrease Security Deposit                             7,839          (7,289)        (550)                  0
(Purchase) of goodwill                                                        (464,831)                        (464,831)
                                                           -------------   -------------  -----------       ------------

NET CASH (USED) FOR INVESTING
ACTIVITIES                                                       7,839        (522,140)        (550)           (514,851)
                                                           -------------   -------------  -----------       ------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Issuance (repayment) of notes payable                         (398,490)        398,490            0                   0
Sale of common stock                                         1,237,460         258,551       28,500                   -
Common stock subscriptions                                         -           (14,000)      14,000                   0


NET CASH PROVIDED BY FINANCING
ACTIVITIES                                                     838,970         643,041       42,500           1,526,311

NET INCREASE (DECREASE) IN CASH                                  4,428          (4,893)         465                   0

CASH, beginning of period                                       (4,428)            465
CASH end of period                                         $         0      $   (4,428)   $     465           $       0
                                                           ============     ===========   ===========        ===========


                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1998 AND 1997

Period from March 1, 1994 (inception of development stage) to December 31, 1998


 SUPPLEMENTAL DISCLOSURE:

No significant amounts of interest or taxes were paid during the periods shown above.

The Company purchased the following assets and assumed the following liabilities in connection with the acquisition described in Note D. The above statement of Cash Flows for the year ended December 31, 1997 are net of the assets and liabilities acquired in the acquisition.

         Current assets                                $6,696
                                                     --------
         Office furniture and equipment                46,185
                                                     --------
         Security deposit                               7,289
                                                     --------
                                                      $60,170

         Accrued liabilities                          $10,450
                                                     -------
         Notes payable                                503,907
                                                     -------
                                                     $514,357

                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------

Organization

The Company was incorporated in November 1968 as "Port Industries, Inc." under the laws of the state of Minnesota. The Company commenced bankruptcy proceedings under Chapter XI in May 1974 and emerged from bankruptcy in April 1976. As a result of the bankruptcy proceedings, all assets were distributed and the debtor's rights were formally dismissed. The Company remained inactive from 1976 until 1994.

On March 1, 1994, the Company entered into an agreement of merger with Digital Reporting, Inc., a Delaware corporation. Upon the effective date of this merger, the Company issued a net amount of 720 shares (1,800 shares prior to stock splits) of its common stock in exchange for all of the outstanding shares of Digital Reporting Inc., whose operations were nominal since its inception, and became the sole surviving corporation under its post- merger name of Digital Reporting, Inc.

In September, 1997 the Company acquired all of the outstanding common shares of Cyberguides, Inc., a Company incorporated under the laws of the State of Delaware in exchange for 3,500 restricted shares of common stock of the Company with a par value of $1.00 per share. As of the closing, the Company changed its name to Cyberguides International, Inc. and the authorized number of voting common shares from 10,000,000 to 30,000,000 shares of which 15,503 shares were issued and outstanding and held by approximately 225 shareholders at December 31, 1997.

In February 1998, A.J. Alda & Associates acquired approximately 1,140 restricted common shares of the Company and Mr. A.. J. Alda was appointed Director, President, and Chief Executive Officer of the Company which changed its name to AJA Merchant Banking Corporation. Mr. Kenneth G. C. Telford was appointed a Director and Chief Operating Officer. Mr. Leslie J. Ames was appointed Vice-President and a Director. Mr. Manuel Lopez, who is also President of Corp Reports.Com, Inc. (formerly Cyberguides, International Inc.) was also appointed a director of the Company.

Prior  to  August,   1998,  Corp   Reports.Com  was  dissolved  and  the  assets
(principally goodwill) and liabilities associated with that acquisition were written-off.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
------------------------------------------

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Organization (Continued)

In 1999, the officers and directors associated with the acquisition of the restricted common stock in February 1998, by A. J. Alda & Associates resigned and the remaining officers and Directors are attempting to resurrect the Company. In September, 1999, the Company changed its name to E-BIDD.Com, Inc.

The Company's principal business objective is to seek long-term growth potential in a business combination venture rather than to seek immediate short-term earnings. The Company has not restricted its search to any specific business, industry or geographical location, however, the principal areas of industry participation have been identified as telecommunications, bio-medical research and healthcare, circuitry components manufacturing, computer related hardware manufacturing, emerging technology development, and existing industrial product manufacturing.

The Company's principal business, at present, is a banner auction Internet site currently under development. When completed, the site will allow the auction of banner ads on a person-to-person and business-to-business basis.

Summary of Significant Accounting Principles

a. Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.  Basic earnings per share
----------------------------

Basic earnings (loss) per share have been calculated in conformity with Financial Accounting Standards Board Statement No. 128 "Earnings per Share". The Company has a simple capital structure with no significant potential common shares. Basic earnings (loss) per share is calculated weighted on the average number of common shares outstanding each year (1998-16,635; 1997-8,257; 1996-966).

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------


Summary of Significant Accounting Principles (continued)

c.  Office furniture and equipment
----------------------------------

Office furniture and equipment purchases are capitalized and the cost depreciated over the estimated useful lives of the related assets, generally five to seven years. Office furniture and equipment abandoned is written off at the time of the abandonment.

d. Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at managements estimate of the fair value of the assets acquired or service rendered.

e. Income taxes

In 1998 and 1997 only the  minimum  state  taxes were paid.  The Company has net
operating  loss  carry-forwards  of  approximately   $1,500,000  for  which  the
valuation allowance is the maximum.

f.  Functional Currency

The financial statements are stated in U.S. dollars which is the functional currency of the Company.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997



 NOTE B - NOTES PAYABLE

                                                              December 31, 1997

     Unsecured note payable to individual, bearing interest
     at 12%(deferred), due September 30, 1998.
                                                                     $10,000


     Unsecured note payable to individual, bearing interest
     at 12% (deferred),  due October 31, 1998.
                                                                      12,000

     Unsecured note payable to individual, bearing interest
     at 12% (deferred), due December 31, 1998.
                                                                      13,890

     Unsecured note payable to individual, bearing interest
     at 12% (deferred), due December 31, 1998.
                                                                       4,500

     Unsecured note payable to individual, bearing interest
     at 12% (deferred), due December 31, 1998.
                                                                       6,800

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------

                                                               December 31, 1997

NOTE B - NOTES PAYABLE (continued)
----------------------------------

Unsecured note payable to individual,  bearing  interest at 12%
(deferred),  due December 31, 1998.
                                                                              0

Unsecured  note payable to an unrelated  Corporation,
with  interest at 12% and principal converted to common
stock in February 1998.
                                                                        345,000
Other                                                                     6,300
                                                                    -----------
                                                                       $398,490
                                                                    ===========


         The obligations were terminated as of August 31, 1998 upon the dissolution of Corp Reports.Com.

NOTE C- COMMON STOCK

In 1999 the Company executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the financial statements and notes thereto.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE D - ACQUISITION OF CORPREPORTS.COM, INC. (CORP REPORTS)
------------------------------------------------------------

In September 1997, the Company exchanged 3,500 shares of its restricted common stock for all of the outstanding common stock of CorpReports. Com, Inc. The acquisition has been accounted for as a purchase and results of the operations have been included in the accompanying consolidated financial statements since the effective date of acquisition was September 30, 1997. The summarized assets and liabilities of the purchased company are stated at fair value as of September 30, 1997 are as follows:

Cash                                                             $      3,856
Other Current Assets                                                    6,696
Office furniture and equipment (net)                                   46,185
Security deposit                                                        7,289
                                                                 --------------

                                                                 $     64,026
                                                                 ==============

Accrued liabilities                                              $     10,450
Due to parent                                                          11,000
Notes payable                                                         503,907
                                                                 --------------
                                                                      525,537
Capital stock                                                           3,080
Accumulated deficit                                                  (464,411)
                                                                 --------------
                                                                  $    64,026
                                                                 ==============

Any remaining balances in these accounts were written-off as of August 31, 1998 as further explained in part "c" of Note "A".

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE E - MANAGEMENT PLANS

As indicated in Note A, it is the Company's intention to grow through business combinations rather then to seek immediate, short-term earnings. However, in order to support existing operations and to fund proposed acquisitions, additional bank, private and/or equity financing must be obtained.

             NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)


                                    CONTENTS

                                                                            PAGE

FINANCIAL STATEMENTS

Balance Sheets..............................................................F-16

Statements of Income (Loss) and Accumulated Deficit.........................F-17

Statements of Stockholders' Equity..........................................F-18

Statements of Cash Flows....................................................F-19

Notes to Financial Statements...............................................F-20


E-BIDD.COM, INC.

(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
BALANCE SHEETS (Unaudited)

NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)
------------------------------------------------------------

                                                                          SEPTEMBER 30
                                                                          (Unaudited)

ASSETS                                                            1999                1998
                                                                  ----                 ----
CURRENT ASSETS

Cash (overdraft)                                                   $7,139                    -

Accounts receivable                                                     0                    -
                                                            --------------         ------------
TOTAL CURRENT ASSETS                                                7,139

Furniture & equipment (net)                                         9,000
(SOFTWARE RIGHTS)

Security Deposit

Goodwill

                                                            -------------
TOTAL ASSETS                                                      $16,139        $           0
                                                            ==============       ==============
CURRENT LIABILITIES
Accounts payable and accrued expenses                       $       6,877            $  14,925

Notes payable (Note E)                                            160,422                    -
                                                            -------------        -------------
TOTAL CURRENT LIABILITIES                                         167,299               14,925
                                                            -------------        -------------
STOCKHOLDERS'   EQUITY  (DEFICIT)  (NOTE  F)
  Common  stock,  par  value  $.001;
  100,000,000 Shares authorized;
  issued and outstanding  16,620,788 and 30,788 at
  September 30, 1999 and 1998, respectively.

                                                                   16,621                   31
Additional paid in capital                                      2,480,165            2,273,155

Accumulated deficit                                           (2,647,946)          (2,288,111)
                                                            -----------          -------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                            (151,160)             (14,925)
                                                           --------------        -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $16,139                  $ 0



                        See Notes To Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF INCOME (LOSS) AND ACCUMULATED DEFICIT

NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited) and

Period of inception of development stage March 1, 1994 through September 30, 1998
------------------------------------------------------------

                                         NINE MONTHS ENDED                        Period from inception of
                                            SEPTEMBER 30                       development stage March 1, 1994
                                            (Unaudited)                         through September 30, 1999

COSTS AND EXPENSES                              1999                  1998
                                                ----                  ----
    Personnel Costs                          $82,729              $207,525             $421,843
    Occupancy costs                            3,000                31,749               61,082
    Professional costs                       142,271                77,132              242,211
    Computer costs                                 0                 8,529               14,914
    Marketing                                 39,707                   721               48,958
     Travel                                    8,502                 5,733               20,713
     Internet expenses                        54,500                     0               62,752
     Interest and bank charges                   233                   951                4,470
     Office Supplies                           3,237                   514                6,367
     Communication                             3,647                 6,964               14,284
     Insurance                                 5,138                   697                6,579
     Miscellaneous                             2,105                 6,791               11,157
     Transfer Fees                                 0                 3,980                3,980
     Depreciation and
      amortization                                 0                14,056               19,211
     Bad debt expenses                        18,766                 5,400               24,166
                                        -------------         --------------        -----------
        TOTAL EXPENSES                       350,069               370,742              962,687
                                        -------------         --------------        -----------
OTHER INCOME (LOSS)
     Dissolution of Corp                           0               503,507              503,507
Reports
     Other                                         0               441,000              434,877
                                        -------------         -------------
                                                   0             (944,507)             (938,384)
NET EARNINGS (LOSS)                        (359,835)           (1,315,249)           (1,901,171)
ACCUMULATED DEFICIT:
     Beginning                           (2,288,111)             (972,862)             (746,875)
                                        -------------         -------------         ------------
    Ending                              $(2,647,946)          $(2,288,111)           ($2647,946)
                                        ============          ============
BASIC AND DILUTED
LOSS PER SHARE                                ($.01)                ($.05)
                                         ============          ============


                        See Notes To Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF STOCKHOLDERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)
------------------------------------------------------------

                                       Common Stock               Additional       Existing
                                        Number of                   Paid-in       deficit at
                                         Shares        Amount       Capital       inception of
                                                                                  development
                                                                                     stage

BALANCES

December 31, 1996                         1,011          $1        $777,174     ($746,875)
Shares issued                            14,492          15        $258,536
Net loss for the period
ending 12/31/97

BALANCES

                                    ------------   -----------   ------------   -----------
December 31, 1997                        15,503          16       1,035,710      (746,875)
Shares issued                            15,275          15       1,237,445
Net loss for the period
ending 9/30/98

BALANCES

                                    ------------   -----------   ------------   -----------
August 31, 1998                          30,778          31       2,273,155      (745,875)
Shares issued
Net loss for the period
ending 12/31/98

BALANCES

                                    ------------   -----------   ------------   -----------
December 31, 1998                        30,778          31       2,273,155      (745,875)
Shares Issued                        16,590,000      16,590         207,010
Net loss for the period
ending 9/30/99

BALANCES

                                    ------------  -----------    ------------   -----------
September 30, 1999                   16,620,778     $16,621      $2,480,165     ($745,875)
                                    ============  ===========    ============   ===========


The Company also had other non-cash investing and financing activities:


                                                          Nine Months Ended
                           Year Ended December 31            September 30
                        --------------------------------  ------------------
                         1998        1997        1996     1999        1998
                         -------------------------------  ----        ----
Conversion of debt to            $343,549                           $498,000
common stock



                        See Notes To Financial Statements


E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A COMPANY IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)
------------------------------------------------------------

                                                                Nine Months ended September 30
                                                                       (Unaudited)
                                                                 1999               1998
Cash Flows from Operating Activities
    Net earnings (loss)                                      ($359,835)         ($1,315,249)
    Adjustment to reconcile net earnings (loss)
    to net cash used by operating activities:
   Depreciation and amortization                                      -              14,056
   Abandonment of furniture & equipment                               -              30,809
   Write-off goodwill                                                 -             464,831
CHANGES IN CURRENT ASSETS AND CURRENT
ASSETS AND CURRENT LIABILITIES:
 (Increase) decrease in current assets:

             Accounts receivable                                      0               3,500

(Increase) decrease in current liabilities:

            Accounts payable and accrued expenses               (8,048)             (40,328)
                                                            ------------         -----------
NET CASH USED FOR OPERATING ACTIVITIES                        (358,883)            (842,381)
                                                            ============         ===========

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of furniture and equipment                          (9,000)                   -
Increase (decrease) Security Deposit                                  -               7,839
(Purchase) of Goodwill                                                -                   -

NET CASH (USED) FOR INVESTING ACTIVITIES                        (9,000)               7,839
                                                            ------------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance (repayment) of notes payable                          160,422             (398,490)
Sale of common stock                                           223,600            1,237,460
Common stock subscriptions                                            -                   -

NET CASH PROVIDED BY FINANCING ACTIVITIES                      384,022              838,970
                                                            ------------         -----------
NET INCREASE (DECREASE) IN CASH                                  7,139                4,428

CASH, beginning of period                                            0               (4,428)
                                                            ------------         -----------
CASH end of period                                              $7,139                  $ 0
                                                            ============         ===========





                        See Notes To Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)


NOTE A.  Basis of Presentation

The accompanying consolidated unaudited condensed financial statements have been prepared by management and, therefore, do not include all information and footnotes required by generally accepted accounting principals and should, therefore, be read in conjunction with the audited financials in this Form 10SB for the fiscal year ended December 31, 1998. These statements do include normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations results are not necessarily indicative of the results for the full year ended December 31, 1999.

NOTE B.  Basic earnings per share
---------------------------------

Basic earnings (loss) per share have been calculated in conformity with Financial Accounting Standards Board Statement No. 128 "Earnings per Share". The Company has a simple capital structure with no significant potential common shares. Basic earnings (loss) per share is calculated weighted on the average number of common shares outstanding each year (1998-16,635; 1997-8,257; 1996-966).

NOTE C.  Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at managements estimate of the fair value of the assets acquired or service rendered.

NOTE D.  Additional footnotes included by reference
---------------------------------------------------

Except as indicated in the Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in this Form 10-SB for the year ended December 31, 1998. Therefore, those footnotes are included herein by reference.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998 (Unaudited)



NOTE E.  NOTES PAYABLE                        September 30,   September 30,
                                                  1999           1998
-----------------------
Unsecured note payable to an unrelated
Corporation with interest at 12% (deferred),    160,422            -
due December 31, 1999.                           16,422            -
                                                 ------



  NOTE F.  Common stock

  In 1999 the Company executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the financial statements and notes thereto.

  During the period December 31, 1998 and August 31, 1999 the company issued 16,590,000 shares for gross proceeds of $223,600. These funds were used in the settlement of operating costs.

  NOTE G.  Purchase of software
  -----------------------------

  In July, 1999 e-bidd issued 10,000,000 restricted shares of its stock to Laurier Limited in exchange for e-bidd's acquisition of its rights to the software used to build the Company's website (an Internet auction site and licensor of Auction and Ad Serving Software) and $1,000 cash. E-bidd accounted for this transaction as a purchase on a cost basis and valued the software received at $9,000.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 32 of the form 10-SB under "Item 2. Description of Exhibits."



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 24th day of March 2000.

                                            E-bidd.com, Inc.

                                              /s/  Raymond Dabney
                                            --------------------------
                                            Name: Raymond Dabney
                                            Title: President, CEO and Director

ITEM 2.           DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhibit

No.     Page No.  Description

2(a)       34     Articles  of Merger  and Plan and  of Merger, Port Industries,
                  Inc.  March 1, 1994.

2(b)       38     Stock Purchase Agreement dated September 20, 1996.  (Digital
                  Reporting, Inc. acquires all of the issued and outstanding shares of R & D Industries, Inc.).

2(c)       44     Digital  Reporting,  Inc. Board Resolution  dated September 3,
                  1997, authorizing the acquisition of all the outstanding stock of Cyberguides, Inc.

3(i)(a)    45     Articles of Incorporation of Port Industries, Inc.

3(i)(b)    48     Articles of Amendment Of Articles Of Incorporation Of Port
                  Industries, Inc. dated October 28, 1969 authorizing total number of shares to be 30,000 at $10.00 each.

3(i)(c)    49     Articles of Amendment Of Articles Of Incorporation Of Port
                  Industries, Inc. dated March 6, 1972 authorizing the number of shares to be 1,000,000 at $.10 each.

3(i)(d)     50    Minnesota Secretary Of State Amendment Of Articles Of
                  Incorporation (Digital Reporting Inc. changes its name to Cyberguides International, Inc., September 30, 1997).

3(i)(e)     51    Minnesota Secretary Of State Amendment Of Articles Of
                  Incorporation (Cyberguides International, Inc., changes its name to AJA Merchant Banking Corporation February 10, 1998).

3(i)(f)     52    Minnesota Secretary Of State Amendment Of Articles Of
                  Incorporation (AJA Merchant Banking Corporation changes its name to Image Photo Systems, Inc. December 3, 1998).

3(i)(g)     53    Minnesota Secretary Of State Amendment Of Articles Of
                  Incorporation (Image Photo systems, Inc. changes its name to e-bidd.com, Inc., September 16, 1999).

3(i)(h)     54     Articles Of Incorporation Of Image Photo Systems, Inc

3(ii)(a)    58     By-Laws of Port Industries, Inc

3(ii)(b)    73     By-laws of Image Photo Systems, Inc.


Material Contracts

Exhibit

No.       Page No.                   Description

6(a)         82    Agreement, dated July 29, 1999, between e-bidd.com, Inc. and
                   Laurier Limited.

10(i)        88    Benefit Plan dated October 15, 1999

27           92    Financial Data Schedule "CE"